UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EvoShare, Inc

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 21 2014

Physical address of issuer
2288 Fulton St #301, Berkeley, CA 94704

Website of issuer
https://evoshare.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
June 15, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$29,090	$73,770
Cash & Cash Equivalents	$20,640	$63,266
Accounts Receivable	$0	$0
Short-term Debt	$10,453	$4,373
Long-term Debt	$216,620	$58,620
Revenues/Sales	$1,607	$8,600
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($332,363)	($209,581)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 9, 2018

EvoShare, Inc



Up to $1,000,000 of Crowd Notes

EvoShare, Inc ("EvoShare", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 15, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by June 15, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 15, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://evoshare.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://seedinvest.com/evoshare

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

EvoShare, Inc is a Delaware C-Corporation, formed on April 21 2014.

The Company is located at 2288 Fulton St #301, Berkeley, CA 94704.

The Company's website is https://evoshare.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/evoshare and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	June 15, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

EvoShare faces competition from other companies in the retirement planning space. Existing companies that engage in the retirement planning business or are within the financial investment space could introduce new or enhance existing products. If EvoShare is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the company's growth.

Legislation and regulation have imposed restrictions and requirements on companies operating within the retirement/financial planning industry that could have an adverse effect on EvoShare's business. The finance industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if they are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that EvoShare faces.

EvoShare team salaries may be above a Seed round average. Eugeny Prudchyenko, CEO, has indicated a post-raise salary of $144K.

The Company has related party transactions. The Company has a loan from the CEO that has no interest rate or formal agreement. This loan is strictly to provide funds to the Company. After the final round of funding is complete, the loan will be converted to a contribution. As of December 31, 2017, and 2016, the Company had $116,620 and $58,620 in loan from shareholders, respectively.

We may be unable to convert our current pilot employers to paid plans. Additionally, failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $598,064 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We depend on third-party integration platforms for our network of stores and restaurants. We work with a limited number of third-parties platforms, some of which do not have a long operating history or which may not be able to continue to supply the relationship we desire. We depend on these third-party providers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if these platforms or partners do not provide the agreed-upon cash backs in a timely and cost-effective manner. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a patent application for our Online Multi-Level Buy-Sell Rewards System. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The patent pending status does not protect our invention. We only get full legal protection on our idea once the USPTO approves the patent. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention. Additionally, if the IRS decides to allow third-parties to directly deposit into employee 401(k) accounts, our pending patent may be of no value.

We are subject to many U.S. federal and state laws and regulations, including those related to pension, privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 84% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

BUSINESS

Description of the Business
EvoShare, Inc., a California C-Corporation ("the Company"), was formed on April 21, 2014 and has had start-up operations since inception. The Company is headquartered in Berkeley, California. EvoShare allows you to save for retirement or reduce student debt by allowing you to allocate a certain portion of your spending to those accounts. If you do not have a retirement plan, the Company will hold your cash-back until you get a retirement plan.

Business Plan
We believe, due to the rise in cost of living and deeply rooted spending behaviors, it has become harder for individuals to set more money aside for retirement. EvoShare has found a way to turn employees' spending into an entirely new source of money for the retirement industry.

The corporate retirement industry is not where it should be. 70% of employees have below average retirement savings. About half of employers have indicated employee participation and contributions to their sponsored retirement plan are the #1 issue to focus on.

EvoShare sees three reasons for this situation:

Firstly, employees only have one source of money for their sponsored retirement plan; their paycheck. Secondly, they simply cannot afford to set aside any or more of their paycheck earnings for their sponsored retirement plan. And thirdly, they have deeply rooted spending behaviors that cannot be easily changed and inhibit them from contributing towards their retirement.

The financial industry has teamed up with employers to address this issue. They've used valid methods such as financial education, but spending habits are not easy to change. One can give employees the information they need on their finances and the importance of saving for retirement, but ultimately the employee needs to take action. This is where the industry has fallen short and EvoShare can help.

EvoShare is responding to the lack of employee retirement contributions in a nontraditional way. Instead of telling employees they should spend less and save more, we rely on their spending habits to grow their retirement savings.

Consumer spending will continue to grow and EvoShare wants to leverage this to create the next breakthrough in the retirement industry.

The corporate retirement plan industry serves 85.9 million employees nationwide that are 401k plan participants. 401(k) accounts, also known as sponsored retirement plans, represent 80% of the retirement market. EvoShare is ready to fill a significant need in this large market.

Our mission is to make saving for retirement a daily habit and give everyone, regardless of income levels, a sustainable source of retirement dollars.

The Company's Products and/or Services
EvoShare works with existing affiliate networks, card-linked offers, and loyalty programs*, and recaptures up to 30% of employees' purchases. We then turn rewards into automatic 401(k) and 403(b) contributions through our patent-pending process.

Through established integrations, EvoShare has built a network of ~8,300 local business nationwide and 1,500+ online merchants**like eBay, Groupon, and many more that give cash-back towards employees' retirement accounts. In this way, EvoShare is meeting employees in their everyday spending patterns and giving them an entirely new source of money for their 401(k) or 403(b).

The EvoShare experience begins with employers offering our solution to their employees as a perk.

Employees create their EvoShare account and link any of their debit or credit cards, and begin shopping as usual at any of our partnered merchants. Through our partner Empyr, we have completed data security due diligence with American Express, and MasterCard, so these cards can be linked to our platform.

Once a quarter, EvoShare partners with the employer's payroll department to follow our patent-pending, 3-step process and convert cash-back earnings into additional retirement contributions:
1) EvoShare provides the employer's payroll department with the cash-back dollar amounts each employee has earned.
2) EvoShare sends each employee their cash-back earnings via check or direct deposit.
3) Payroll makes a one-time additional deduction from each employee's upcoming paycheck, in the dollar amount of their cash-back earnings. This additional deduction goes into the employees' sponsored retirement plan.***

This patent-pending process is vetted by attorneys and retirement industry players such as recordkeepers, payroll providers, third-party administrators, and retirement plan consultants.

Loyalty Programs are not yet currently available.

***EvoShare partners with Empyr, an O2O integration company, for its local business rewards network. As of April 1st, per Empyr's estimates, there are 8,300 local stores that offer cash back rewards within Empyr's network. The Company also partners with ShareASale, Rakuten, and FlexOffers for its online rewards network, which currently contains ~1,500 online stores. Merchant counts will always vary depending on these integration partners. These statements represent management's estimates based on data provided by its integration partners and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.*

****As of April 1, 2018, EvoShare has not yet issued any cash-back earnings to its customers' 401(k) plans, but it plans to start doing so sooh.*

Competition
EvoShare operates in both the corporate retirement plan and corporate wellness markets. The corporate retirement plan industry serves 85.9 million employees nationwide that are 401k plan participants. 401k accounts, also known as sponsored retirement plans, represent 80%* of the retirement market. Corporate wellness programs are an $8 billion industry in the U.S and it is expected to grow 7.8% through 2021. 76% of employers now offer wellness programs that address physical, mental, and financial health. In 2017, 48% of U.S. employers were offering some kind of counseling or instruction about money. The National Business Group on Health and Fidelity Investments has taken a closer look and found that 84% of 141 large- and mid-sized companies surveyed now have financial wellness programs, up from 76% a year ago.
We believe EvoShare does not currently have direct competitors, but we do keep an eye out on indirect competitors such as Upromise and Acorns. Below are our key advantages over these two indirect competitors:

Upromise:
- Owned by Sallie Mae – one of the largest student loan providers, but cash-back to student loans is not Sallie Mae's core business model.
- Upromise users must get a specific card to earn cash-back. This is not required by EvoShare. EvoShare users can link any of their existing debit or credit cards provided by Visa, MasterCard and American Express.
- Upromise doesn't have a way of using cash-back for corporate retirement accounts, so they will encounter a large barrier to entry with us having the first-mover advantage and a proprietary solution.

Acorns:
- Acorns manages their own assets, thus competing with the entire financial industry for money under management and being responsible for people's investment results.
- Acorns has a low retention rate since they take money from users' pockets, users may grow disappointed by investment returns, and users may withdraw their money at any time without penalty.
- Cash-back is not their core business model - round-ups is.

*Based on management estimates.

This section represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Customer Base

Our target customers are Payroll Providers & Recordkeepers, Plan Sponsor Consultants & TPAs, and Corporate Wellness Companies.

Intellectual Property

The Company is dependent on the following intellectual property:

Application or Patent #	Title	File Date	Grant Date	Country
US 2017/0068980 A1	Online Multi-Level Buy-Sell Rewards System	Mar. 9, 2017	Pending	U.S.
US 62/574,715	Platform for third party deposits into employer-sponsored retirement accounts.	Oct. 19, 2017	Pending	U.S.

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.58% of the proceeds, or $31,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing, Sales, Personnel	60%	60%	60%
Operations	23%	23%	23%
Development	17%	17%	17%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Eugeny Prudchyenko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
N/A

Name
Daniil Tseytlonok

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO and Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
N/A

Name
Robert Warner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Former VC and an Investment Banker from Silicon Valley.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

- In 2016, the Company issued 7,825,000 shares of common stock at $0.00001 per share for a total of $78.
- In 2017, the Company issued 275,000 of additional shares of common stock at $0.00001 per share for a total of $3 resulting in the grand total of 8,100,000 shares valued at $81 in common stock.
- The Company issued 35,700 options during the year ended December 31, 2016, however, none of the options have been exercised.

- During the year ended December 31, 2017, the Company issued an additional 100,000 options, however, none of the options have been exercised.
- An additional 268,750 shares of common stock at $0.00001 per share were issued. There are also 900,000 stock options that will vest in 2018.

The Company has the following debt outstanding:

- During the years ended December 31, 2016 and 2017, the Company entered into SAFE Investments in the amounts of $276,400 and $126,600 respectively.
- A convertible note for $50,000 with an interest rate of 5% was issued on January 18, 2018.
- A convertible note for $25,000 with an interest rate of 7% was issued on February 1, 2018.
- A convertible note for $25,000 with an interest rate of 5% was issued on March 8, 2018.
- An additional 268,750 shares of common stock at $0.00001 per share were issued. There are also 900,000 stock options that will vest in 2018.

The notes listed above may convert at terms more favorable than the Crowd Note.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Eugeny Prudchyenko CEO and Daniil Tseytlonok CTO.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Title	Ownership
Eugeny Prudchyenko	CEO and Co-Founder	60.48%
Daniil Tseytlonok	CTO and Co-Founder	23.52%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $598,064 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services.
There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. There was revenue for the period under review.

Property   &   Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all longlived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. As of December 31, 2017, and 2016, there was $8,450 and $10,504 net of depreciation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $20,640 and $63,266 in cash.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $34,645 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities under Section 4(a)(2) within the last three years:

- During the years ended December 31, 2016 and 2017, the Company entered into SAFE Investments in the amounts of $276,400 and $126,600 respectively.
  - Use of proceeds: Software development.
- A convertible note for $50,000 with an interest rate of 5% was issued on January 18, 2018.
  - Use of proceeds: Operating expenses.
- A convertible note for $25,000 with an interest rate of 7% was issued on February 1, 2018.
  - Use of proceeds: Operating expenses.
- A convertible note for $25,000 with an interest rate of 5% was issued on March 8, 2018.
  - Use of proceeds: Operating expenses.

The notes listed above may convert at terms more favorable than the Crowd Note.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Note.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has a loan from the CEO that has no interest rate or formal agreement. This loan is strictly to provide funds to the Company. After the final round of funding is complete, the loan will be converted to a contribution. As of December 31, 2017, and 2016, the Company had $116,620 and $58,620 in loan from shareholders, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Yevgen Prudchyenko
(Signature)

Yevgen Prudchyenko
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Yevgen Prudchyenko
(Signature)

Yevgen Prudchyenko
(Name)

CEO
(Title)

April 6, 2018
(Date)

/s/Daniil Tseytlonok
(Signature)

 Daniil Tseytlonok
(Name)

CTO
(Title)

April 6, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EvoShare, Inc.
A California Corporation

Financial Statements (Unaudited)
and
Independent Accountants' Review Report

For the Years Ended December 31, 2017 and 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To Management
EvoShare, Inc.
Berkeley, California

We have reviewed the accompanying financial statements of EvoShare, Inc. (a California Corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operation, stockholders' equity, and cash flows for the two years ended December 31, 2017 and 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, EvoShare Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about EvoShare, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 4, 2018

EvoShare, Inc.
Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)

ASSETS

	December 31, 2017	December 31, 2016
Current Assets:		
Cash	$ 20,640	$ 63,266
Total current assets	20,640	63,266
Equipment, net	8,450	10,504
Total Assets	$ 29,090	$ 73,770

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$ 7	$ -
Credit cards	10,446	4,373
Total current liabilities	10,453	4,373
Long term liabilities		
Loan from shareholders	116,620	58,620
Convertible notes	100,000	-
Total long term liabilities	216,620	58,620
Total liabilities	227,073	62,993
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common stock: par value $0.00001 and 8,100,000 and 7,825,000 shares issued and outstanding at December 31, 2017 and 2016, respectively	81	78
SAFE investment	400,000	276,400
Accumulated deficit	(598,064)	(265,701)
Total Stockholders' Equity	(197,983)	10,777
Total Liabilities & Stockholders' Equity	$ 29,090	$ 73,770

EvoShare, Inc.
Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)

| | Year ended December 31, | |
	2017	2016
Revenue	$ 1,607	$ 8,600
Gross income	1,607	8,600
Expenses:		
Advertising and promotional	11,055	5,955
Auto expense	7,863	6,906
Bank service charges	2,581	1,416
Commission and fees	2,811	3,630
Conference and investors' meetings	-	2,203
Depreciation	2,055	980
Dues and subscriptions	7,470	4,230
Fines and penalties	1,049	45
Insurance	1,208	2,524
Meals and entertainment	27,372	14,045
Office supplies	10,455	7,003
Professional fees	27,003	40,582
Rent	25,196	17,752
Shipping and delivery	1,096	501
Stock compensation	3	1
Student loan/education	95	-
Subcontractors	189,548	82,398
Taxes and licenses	825	5,000
Telephone	6,440	3,899
Travel	11,058	19,126
Total operating expenses	335,183	218,196
Net loss from operations	(333,576)	(209,596)
Other income (expense)		
Interest income	3	15
Other income	1,210	-
Total other income (expense)	1,213	15
Net loss before provision for income tax	$ (332,363)	$ (209,581)
Provision for income taxes	-	-
Net Loss	$ (332,363)	$ (209,581)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

EvoShare, Inc.
Statements of Stockholders' Equity
For the Period from December 31, 2016 to December 31, 2017
(unaudited)

	Common Stock		SAFE	Accumulated	Total Stockholders'
	Shares	Amount	Investment	Deficit	Equity
Balance - December 31, 2015	-	-	-	(56,120)	(56,120)
Shares Issued	7,825,000	78			78
SAFE investment			276,400		276,400
Net loss	-			(209,581)	(209,581)
Balance - December 31, 2016	**7,825,000**	**78**	**276,400**	**(265,701)**	**10,777**
Shares Issued	275,000	3			3
SAFE investment			123,600		123,600
Net Loss				(332,363)	(332,363)
Balance - December 31, 2017	**8,100,000**	**81**	**400,000**	**(598,064)**	**(197,983)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

EvoShare, Inc.
Statements of Cash Flows
Years Ended December 31, 2017 and 2016
(unaudited)

	Year ended December 31,	
	2017	2016
Cash flows from operating activities:		
Net loss	$ (332,363)	$ (209,581)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation & amortization expense	2,055	980
Stock based compensation	3	78
Change in assets and liabilities		
Accounts payable and accrued expenses	7	-
Credit card payable	6,072	4,374
Net cash (used) provided by operating activities	(324,226)	(204,149)
Cash flows from investing activities:		
Purchase of PP&E	-	(10,736)
Net cash (used) provided by investing activities	-	(10,736)
Cash flows from financing activities:		
Proceeds from officer loan	58,000	16
Proceeds from convertible notes	100,000	-
Proceeds from issuance of SAFE investment	123,600	276,400
Net cash (used) provided by financing activities	281,600	276,416
Net increase (decrease) in cash	(42,626)	61,531
Cash at beginning of period	63,266	1,735
Cash at end of period	$ 20,640	$ 63,266
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

EvoShare, Inc., a California C-Corporation ("the Company"), was formed on April 21, 2014 and has had start-up operations since inception. The Company is headquartered in Berkeley, California.

EvoShare allows you to save for retirement or reduce student debt by allowing you to allocate a certain portion of your spending to those accounts. If you do not have a retirement plan, the Company will hold your cash-back until you get a retirement plan.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,655 and $5,955 in advertising costs.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. There was revenue for the period under review.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. As of December 31, 2017, and 2016, there was $8,450 and $10,504 net of depreciation.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the State of California.

The Company currently has a tax net operating loss (NOL) of $598,064 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $20,640 and $63,266 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

In 2016, the Company issued 7,825,000 shares of common stock at $0.00001 per share for a total of $78. In 2017, the Company issued 275,000 of additional shares of common stock at $0.00001 per share for a total of $3 resulting in the grand total of 8,100,000 shares valued at $81 in common stock. The Company issued 35,700 options during the year ended December 31, 2016, however, none of the options have been exercised. During the year ended December 31, 2017, the Company issued an additional 100,000 options, however, none of the options have been exercised.

During the years ended December 31, 2016 and 2017, the Company entered into SAFE Investments in the amounts of $276,400 and $126,600 respectively.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $598,064 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a loan from the CEO that has no interest rate or formal agreement. This loan is strictly to provide funds to the Company. After the final round of funding is complete, the loan will be converted to a contribution. As of December 31, 2017, and 2016, the Company had $116,620 and $58,620 in loan from shareholders, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through April 4, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events. A convertible note for $50,000 with an interest rate of 5% was issued on January 18, 2018. A convertible note for $25,000 with an interest rate of 7% was issued on February 1, 2018. A convertible note for $25,000 with an interest rate of 5% was issued on March 8, 2018. An additional 268,750 shares of common stock at $0.00001 per share were issued. There are also 900,000 stock options that will vest in 2018.

EXHIBIT C
PDF of SI Website



evoshare
Retirement through spending

The Problem
Paycheck
7%
93%
Savings
Spending
401(k)
Lifestyle
American workers don't save enough for retirement because they spend too much.



evoshare
The Reality of Corporate Retirement
49%
of employers indicated that employee participation and contribution rates are the #1 most important issues to focus on. (as of 2016) *
75%
of employees participating in their employer sponsored plan have below average retirement savings. **
Employees are struggling to save enough for retirement.

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Invest in EvoShare

A financial platform that enables employees to save for their 401(k) when shopping locally and online.

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INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Share:

EvoShare is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by EvoShare without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Total User Transactions: $50,000+
- Largest Transactions By User: $4,982.45
- Company estimates it currently has 9,800+ merchants in network (approximately 1,500 online merchants through ShareASale, Rakuten, and FlexOffers, and approximately 8,300 local merchants as estimated by Empyr), as of April 1, 2018.
- Signed LOI with BrightDime, Mintco Financial, and Mariner Retirement. Currently in pilot with Americas401, Paypro, and Perry & Associates.
- Board members include David Stofer, the founder and president of Mariner Retirement Advisors.
- EvoShare is targeting the corporate retirement plan market in the United States, which accounts for 85.9 million employees participating in employer-sponsored retirement plans.
- U.S. Corporate wellness program industry size is nearly $8 billion.

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Convertible Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

We believe, due to the rise in cost of living and deeply rooted spending behaviors, it has become harder for individuals to set more money aside for retirement. EvoShare has found a way to turn employees' spending into an entirely new source of money for the retirement industry.

The corporate retirement industry is not where it should be. 70% of employees have below average retirement savings. About half of employers have indicated employee participation and contributions to their sponsored retirement plan are the #1 issue to focus on.

EvoShare sees three reasons for this situation:

Firstly, employees only have one source of money for their sponsored retirement plan; their paycheck. Secondly, they simply cannot afford to set aside any or more of their paycheck earnings for their sponsored retirement plan. And thirdly, they have deeply rooted spending behaviors that cannot be easily changed and inhibit them from contributing towards their retirement.

The financial industry has teamed up with employers to address this issue. They've used valid methods such as financial education, but spending habits are not easy to change. One can give employees the information they need on their finances and the importance of saving for retirement, but ultimately the employee needs to take action. This is where the industry has fallen short and EvoShare can help.

EvoShare is responding to the lack of employee retirement contributions in a nontraditional way. Instead of telling employees they should spend less and save more, we rely on their spending habits to grow their retirement savings. Consumer spending will continue to grow and EvoShare wants to leverage this to create the next breakthrough in the retirement industry.

The corporate retirement plan industry serves 85.9 million employees nationwide that are 401k plan participants. 401(k) accounts, also known as sponsored retirement plans, represent 80% of the retirement market. EvoShare is ready to fill a significant need in this large market.

Our mission is to make saving for retirement a daily habit and give everyone, regardless of income levels, a sustainable source of retirement dollars.

Product & Service

EvoShare works with existing affiliate networks, card-linked offers, and loyalty programs*, and recaptures up to 30% of employees' purchases. We then turn rewards into automatic 401(k) and 403(b) contributions through our patent-pending process.

Through established integrations, EvoShare has built a network of ~8,300 local business nationwide and 1,500+ online merchants** like eBay, Groupon, and many more that give cash-back towards employees' retirement accounts. In this way, EvoShare is meeting employees in their everyday spending patterns and giving them an entirely new source of money for their 401(k) or 403(b).

The EvoShare experience begins with employers offering our solution to their employees as a perk.

Employees create their EvoShare account and link any of their debit or credit cards, and begin shopping as usual at any of our partnered merchants. Through our partner Empyr, we have completed data security due diligence with American Express, and MasterCard, so these cards can be linked to our platform.

Once a quarter, EvoShare partners with the employer's payroll department to follow our patent-pending, 3-step process and convert cash-back earnings into additional retirement contributions:

1) EvoShare provides the employer's payroll department with the cash-back dollar amounts each employee has earned.

2) EvoShare sends each employee their cash-back earnings via check or direct deposit.

3) Payroll makes a one-time additional deduction from each employee's upcoming paycheck, in the dollar amount of their cash-back earnings. This additional deduction goes into the employees' sponsored retirement plan.***

This patent-pending process is vetted by attorneys and retirement industry players such as recordkeepers, payroll providers, third-party administrators, and retirement plan consultants.

*Loyalty Programs are not yet currently available.

**EvoShare partners with Empyr, an O2O integration company, for its local business rewards network. As of April 1st, per Empyr's estimates, there are 8,300 local stores that offer cash back rewards within Empyr's network. The Company also partners with ShareASale, Rakuten, and FlexOffers for its online rewards network, which currently contains ~1,500 online stores. Merchant counts will always vary depending on these integration partners. These statements represent management's estimates based on data provided by its integration partners and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

***As of April 1, 2018, EvoShare has not yet issued any cash-back earnings to its customers' 401(k) plans, but it plans to start doing so.

Gallery







Team Story

Co-founders and lifelong friends, Eugeny Prudchyenko and Dan Tseytlonok, first developed a customer loyalty platform for merchants that would give customers money back as a donation to charitable causes.

One day while on his way to Lake Tahoe, Eugeny dove past a Prudential Billboard that said, "the best donation is a donation to your retirement." Eugeny was struck by this statement and instantly changed his travel plans to meet Dan at the office. It didn't take long for Eugeny and Dan to realize that EvoShare's business model must be changed to address America's retirement crisis.

In a matter of months, Eugeny and Dan revamped the EvoShare platform and created an entirely new source of money for American workers' retirement; their spending.

Founders and Officers



Dan Tseytlonok
CTO AND CO-FOUNDER

Dan has 15 years of experience leading software development projects for companies such as General Motors, Alliance Bank of Arizona, and Lighthouse. He is also a certified PMP and Scrum Master, and holds a Master's Degree in Physics and Computer Science.



Eugeny Prudchyenko
CEO AND CO-FOUNDER

Eugeny is an experienced entrepreneur with proven success across various industries. He has founded, led, and sold multi-million dollar companies. He also holds a Master's Degree in Physical Sciences.

EP

Robert Warner

CFO

RW

Laura Donnell

Designer

LD

Jose Anaya

Director of Strategic Partnerships

JA

Notable Advisors & Investors

David Shvarts

Investor, IP Development Expert with 7 years of Angel investing activity

DS

Gary Jinks

Advisor, Founder and Managing Director at South Valley Angels.

GJ

David Shvarts

Advisor, IP Development Expert with 7 years of Angel investing activity

DS

Jim Martinez

Advisor, 25 years of experience as a senior financial executive. Founded and existed biz.

JM

Eric Milliken

Advisor, Principal at Sutter Law. Experience working in various business areas.

EM

John Ricci

Advisor, Managing Director of US Angels and FundOn Accelerator. Experienced Advisor.

JR

PROFILE MENU

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Q&A with Founder

Term Sheet

Financial Discussion

Market Landscape

Data Room

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FAQs

SeedInvest

Q&A with the Founder

Q: Please detail your business/revenue model.

EvoShare:

We have two revenue models in place. Our first revenue stream is expected to come from online and local merchants. Merchants give us 2% of total user transactions on average. Our second revenue stream is expected to come from employers. Employers pay a $10 onboarding fee per eligible employee and $3 monthly for each employee using EvoShare.

Q: Please detail your typical customer profile.

EvoShare: Our typical customer profile is an employer in the United States with more than 100 employees that is offering a 401(k) or 403(b) plan to their employees. For example, we could serve a Non-profit organization with more than 100 employees that offers a 401(k) plan. Most of the employees may be low-income earners and as a result, participation rates and contribution rates are low. This may lead the employer to fail their ADP/ACP compliance test, which ensures that high-income earners are not contributing a certain percentage more than low-income employees into their 401(k) plan. The employer does not want to pay penalties for failing their ADP/ACP test and return retirement contributions to high-income earners, so they may look to EvoShare for help. With EvoShare, their low-income employees have access to an entirely new source of money for their retirement plan and begin to participate and contribute more. Employees that are already contributing to their plan can now contribute more easily. Additionally, we could also serve a Tech company with more than 100 employees that offers a 401(k) plan. They consider themselves a leading-edge employer and are very progressive about the benefits and perks they offer to their employees. Employee happiness is a big priority for them so they're looking to EvoShare to better engage and retain their employees, and enhance their image as a caring and innovative employer. As their employees embrace EvoShare and contribute more towards their 401(k) plan, high-income earners are also able to contribute more and without fear of failing ADP/ACP testing.

Q: Please detail your customer acquisition and sales strategy.

EvoShare: We believe EvoShare has created a unique and non-disruptive solution that easily fits into existing processes within the retirement industry. Therefore, EvoShare plans to go to market through channel partnerships with recordkeepers, third-party administrators (TPAs), retirement plan consultants, financial advisers, and corporate wellness companies. We believe we can generate additional assets under management for these companies. We expect this to increase their revenue and elevate their impact on clients. We can also help companies further differentiate themselves and boost their client acquisition and retention. In return, these channel partners can acquire clients for EvoShare.

Q:

Please detail your barriers to entry.

EvoShare:

401(k) or 403(b) contributions are strictly regulated. EvoShare is using a vetted and patent-pending process for turning employees' spending into additional retirement contributions. This process is patent pending with 2 patent applications and will present a significant barrier to entry for upcoming competitors trying to serve corporate retirement plans which represents 80% of the retirement market.

Q: Please detail your strategy to scale post-raise and product roadmap.

EvoShare: We plan to put more resources and people towards expanding our channel partnerships. Channel partnerships are our scalable approach to acquiring paying clients. From a product roadmap standpoint, we intend to focus on and refine our existing platform which is ready for distribution and use by thousands of employers nationwide. In terms of product development, we plan to add just one new feature to our platform called "cash-back match" which has sparked a lot of interest from industry leaders. We expect this feature to be added in 3 months. We believe it will encourage employees to match a portion of their cash-back, out of pocket. This will create a mix of cash-back and out-of-pocket funds as additional retirement contributions, and grow the total assets we can deliver to the industry.

Q: What are current and expected post-raise founder salaries?

EvoShare: The two co-founders are not receiving a compensation from the company. After the raise, co-founders will be salaried. Eugeny, CEO - $12000/month; Dan, CTO - $8000/month.

Q: Were you ever involved in an Accelerator?

EvoShare: No.

Q: Why do you send each employee their cash-back earnings (1x/Q) but payroll also deducts this amount from their paycheck to add to their retirement plan? Why not just directly deposit the earnings to their retirement plan in a one-step process?

EvoShare:

The 401K industry is heavily regulated. This is the process we produced and have a pending patent around. We believe, no one else in the US can recreate this process with employer-related plans.

Q: Why are the merchants paying you? Or are you just taking a cut of the cash back? What's the cash back % typically?

EvoShare: This is the revenue model due to integration in place with Empyr. We get a commission through this – 2% on top of cash back merchants give out.

Q: Do the channel partners just include EvoShare in their service provided to employers or is it optional?

EvoShare:

Channel partners are not required to include EvoShare in their service provided to employers. They can offer EvoShare as a separate value-add. It also depends on what type of channel partner we're working with. In the case of recordkeepers, for example, they have the technology and framework available to make EvoShare an on-default feature in their platform and seamlessly include us as part of their service.

Q: Are you still in beta? If you have active employers and channel partners where's the revenue?

EvoShare: Yes, not charging yet – we're in pilot with our current employers and plan to begin paying this month (April, 2018). Within the next 3 months, we believe we can have 20-100 plans onboarded through our channel partners. We've been building infrastructure for the last 2 years. We've tested integrations and will start charging this month. Then we plan to scale with channel partners throughout the remainder of 2018.

Q: Are you outsourcing development? It looks like your largest expense is subcontractors?

EvoShare:

We hire subcontractors to develop the platform.

Q: How much are you paying Empyr?

EvoShare: A flat monthly fee of $5K.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $500
Target Minimum:	US $300,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Closing conditions:	While EvoShare has set an overall target minimum of US $300,000 for the round, EvoShare must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to EvoShare's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised
Development
Operations
Marketing, Sales, Personnel

If Maximum Amount Is Raised
Development
Operations
Marketing, Sales, Personnel

Financial Discussion

Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $598,064 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. There was revenue for the period under review.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements are depreciated over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all longlived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. As of December 31, 2017, and 2016, there was $8,450 and $10,504 net of depreciation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $20,640 and $63,266 in cash.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $34,645 in cash on hand as of February 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

EvoShare operates in both the corporate retirement plan and corporate wellness markets.

The corporate retirement plan industry serves 85.9 million employees nationwide that are 401k plan participants. 401k accounts, also known as sponsored retirement plans, represent 80%* of the retirement market.

Corporate wellness programs are an $8 billion industry in the U.S and it is expected to grow 7.8% through 2021. 76% of employers now offer wellness programs that address physical, mental, and financial health. In 2017, 48% of U.S. employers were offering some kind of counseling or instruction about money. The National Business Group on Health and Fidelity Investments has taken a closer look and found that 84% of 141 large- and mid-sized companies surveyed now have financial wellness programs, up from 76% a year ago.

We believe EvoShare does not currently have direct competitors, but we do keep an eye out on indirect competitors such as Upromise and Acorns.

Below are our key advantages over these two indirect competitors:

Upromise:

- Owned by Sallie Mae – one of the largest student loan providers, but cash-back to student loans is not Sallie Mae's core business model.
- Upromise users must get a specific card to earn cash-back. This is not required by EvoShare. EvoShare users can link any of their existing debit or credit cards provided by Visa, MasterCard and American Express.
- Upromise doesn't have a way of using cash-back for corporate retirement accounts, so they will encounter a large barrier to entry with us having the first-mover advantage and a proprietary solution.

Acorns:

- Acorns manages their own assets, thus competing with the entire financial industry for money under management and being responsible for people's investment results.
- Acorns has a low retention rate since they take money from users' pockets, users may grow disappointed by investment returns, and users may withdraw their money at any time without penalty.
- Cash-back is not their core business model - round-ups is.

**Based on management estimates.*

This section represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

Risks Related to the Company's Business and Industry

EvoShare faces competition from other companies in the retirement planning space. Existing companies that engage in the retirement planning business or are within the financial investment space could introduce new or enhance existing products. If EvoShare is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact the company's growth.

Legislation and regulation have imposed restrictions and requirements on companies operating within the retirement/financial planning industry that could have an adverse effect on EvoShare's business. The finance industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if they are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that EvoShare faces.

EvoShare team salaries may be above a Seed round average. Eugeny Prudchyenko, CEO, has indicated a post-raise salary of $144K.

The Company has related party transactions. The Company has a loan from the CEO that has no interest rate or formal agreement. This loan is strictly to provide funds to the Company. After the final round of funding is complete, the loan will be converted to a contribution. As of December 31, 2017, and 2016, the Company had $116,620 and $58,620 in loan from shareholders, respectively.

We may be unable to convert our current pilot employers to paid plans. Additionally, failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $598,064 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its app subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We depend on third-party integration platforms for our network of stores and restaurants. We work with a limited number of third-parties platforms, some of which do not have a long operating history or which may not be able to continue to supply the relationship we desire. We depend on these third-party providers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if these platforms or partners do not provide the agreed-upon cash backs in a timely and cost-effective manner. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a patent application for our Online Multi-Level Buy-Sell Rewards System. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The patent pending status does not protect our invention. We only get full legal protection on our idea once the USPTO approves the patent. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention. Additionally, if the IRS decides to allow third-parties to directly deposit into employee 401(k) accounts, our pending patent may be of no value.

We are subject to many U.S. federal and state laws and regulations, including those related to pension, privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 84% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Financials (3 files)	Folder
Projected Cash Flow	Document
Profit and Loss	Document
Balance Sheet - 2017	Document
Fundraising Round (1 file)	Folder
Current Capitalization Table	Document
Miscellaneous (1 file)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in EvoShare

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by EvoShare. Once EvoShare accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to EvoShare in exchange for your shares. At that point, you will be a proud owner in EvoShare.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, EvoShare has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?
Currently there is no market or liquidity for these shares. Right now EvoShare does not plan to list these shares on a national exchange or another secondary market. At some point EvoShare may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when EvoShare either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is EvoShare's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the EvoShare's Form C. The Form C includes important details about EvoShare's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

evoshare

Retirement through spending

This presentation contains offering materials prepared solely by EvoShare Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

evoshare

The Problem


7%
Paycheck
93%
Savings
Spending
401(k)
Lifestyle

We believe American workers don't save enough for retirement because they spend too much.

The Reality of Corporate Retirement

49%

49% of employers indicated that employee participation and contribution rates are the **#1 most important issues** to focus on. (as of 2016)*

70%

70% of employees have **below average** retirement savings**.

We believe employees are struggling to save enough for retirement.

*http://www.hightoweradvisors.com/team/hsw/blogs/blogpost/defining-benefits/the-primary-concerns-of-401k-plan-sponsors
**Based on management opinion.

Reasons for Lack of Retirement Savings

01 | Employees only have **one source** of money for their 401(k); **their paycheck.**

02 | Many **cannot afford** to contribute more of their paycheck towards their sponsored retirement plan.

03 | There are **deeply rooted spending behaviors** that keep employees from saving more.

What is EvoShare?



EvoShare is a solution that turns employees' spending into a new source of automatic retirement plan contributions.

*This process is currently patent pending. These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

evoshare

How does EvoShare work?

Employees sign up & link any debit/credit cards



Shop as usual at ~9,800* online and local businesses*

$ $ $

Affiliate Networks

Card linked offers

Loyalty Programs**

evoshare

UNITED STATES PATENT OFFICE — PATENT PENDING

401(k)

EvoShare turns rewards into retirement contributions by working with affiliate networks, card linked offers, and loyalty programs.**

*EvoShare partners with Empyr, an O2O integration company, for its local business rewards network. As of April 1st, per Empyr's estimates, there are 8,300 local stores that offer cash back rewards within Empyr's network. The Company also partners with ShareASale, Rakuten, and FlexOffers for its online rewards network, which currently consists of ~1,500 online stores. Merchant counts will always vary depending on these integration partners. These statements represent management's estimates based on data provided by its integration partners and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

**Loyalty Programs are not yet currently available. This statement reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This statement is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

evoshare

How Does Cash-back Turn into Retirement Contributions?

evoshare



401k
403b

Once a quarter, **EvoShare informs d or recordkeeper** of the cash-back earnings that an employee has accrued

Payroll deducts the equivalent of the cash-back amount as a one-time, 401(k) contribution from the employee’s upcoming paycheck

EvoShare offsets the one-time deduction by depositing cash-back earnings into the employee's checking account. This is done via check or ACH transfer*.

This process is patent-pending, which we believe can guard EvoShare from upcoming competitors.

*As of April 1, 2018, EvoShare has not yet issued any cash-back earnings to its customers’ 401(k) plans, but it plans to start doing so. This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Why We Believe Employers Will Consider Paying for EvoShare?

evoshare



Grow retention through a unique benefit

With EvoShare, employers can provide an innovative tool that can **set them apart** in the eyes of their employees. Employees would have **exclusive** access to consumer spending as a source of more money for their sponsored retirement plan.



Increase employee contribution and participation rates

EvoShare enables employees to **contribute more** towards their retirement without needing to dip further into their income. We simply recapture a portion of what they **already** spend and consequently encourage them to participate in their sponsored retirement plan.



Help with compliance (ADP/ACP Test)

EvoShare can help non-highly compensated employees (NHCE) **increase** retirement savings and consequently give highly compensated employees (HCE) **more room** for additional retirement contributions.

Go-to-market strategy / Channel partnerships

By Increasing Retirement Plan Contributions - We Serve our Channel Partners' Interests

OUR TARGET PARTNERS

01 | Payroll Providers & Recordkeepers

02 | Plan Sponsor Consultants & TPAs

03 | Corporate Wellness Companies

OUR VALUES

 Competitive Advantage for Client Acquisition and Retention

 Additional Money Under Management

 Revenue Share (When Applicable)

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Financials

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	Y1	Y2	Y3	Y4	Y5
Employers/Customers	20	124	244	364	483
Active Employees	6K	43K	116K	226K	370K
Additional Retirement Contributions ($)	300K	3M	12M	25M	43M
Revenue ($)	**550K**	**5.2M**	**16M**	**33M**	**55M**
EBITDA ($)	(979K)	(806K)	4.7M	14M	27M

BUSINESS MODEL

1st Revenue Stream - Merchants	Merchants pay a premium to EvoShare for all users' purchases	**2% on average**
2nd Revenue Stream - Employers	$10 per employee onboarding fee	**$3 per participating employee per month**

The Company is currently pre-revenue. This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Market positioning

Only EvoShare can put cash-back into your company's 401(k) and 403(b) qualified plans*.



Employer Related Accounts
457
403b
401k
evoshare
Patent-pending process for serving corporate retirement plans
Conventional Cash-back
30%
Cash-back websites
EBATES
swagbucks
TopCashback
2%
Credit card cash-back
Fidelity credit card
2%
30%
Cash-back to Qualified Accounts
Cash
IRA
529
Student Loans
Brokerage
upromise by SallieMae
acorns Invest the Change
Employer Unrelated Accounts

Potentially applicable to 80% of all retirement accounts

*EvoShare's process is currently patent pending.
This figure represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

EvoShare Difference for Employees

Employee's Paycheck **without** EvoShare solution	
Gross income	**$8,000**
Contribution to 401(k) (2%)	**$160**
Adjusted Gross Income	**$7,840**
Taxes (25% rate)	**$1,960**
Take-home pay	**$5,880**
Total Cash	**$5,880**
Total Savings	**$160**

With EvoShare, Employee made purchases at participating businesses and has earned **$200**		
Gross income	**$8,000**	
Contribution to 401(k) (2%)	**$160**	
One-time 401k contribution in the amount of cash-back earned	**$200**	
Adjusted Gross Income	**$7,640**	
Taxes (25% rate)	**$1,910**	**Less taxes**
Take-home pay	**$5,730**	
Cash-back earnings into checking account	**$200**	
Total Cash	**$5,930**	**More cash**
Total 401(k) savings	**$360**	**More savings**

With EvoShare, employee **saves more money** towards his 401(k), **pays less taxes**, and **receives more cash on hand.**

Traction

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Completed Data Security Due Diligence via Empyr with:



VISA



mastercard



AMERICAN EXPRESS

CHANNEL PARTNERSHIPS

PILOT or LOI



- America's 401k
- Peery & Associates, Inc. – Retirement Plan Administration and Consulting
- PayPro Administrators
- iraLogix
- BrightDime Financial Wellness
- Mariner Retirement Advisors

MERCHANTS/TRANSACTIONS

8300 local restaurants and bars

1500 online merchants

$50K in qualified transactions

PRESS COVERAGE

Entrepreneur · The Huffington Post · Forbes · Inc. · Yahoo! Finance · Student Loan Hero · Debt.com – When life happens...

*EvoShare has completed data security due diligence with VISA, Mastercard, and American Express through its partner Empyr.

Targeted Channel Partners

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POTENTIAL CHANNEL PARTNERS



MassMutual
CAMMACK RETIREMENT
Office of the State Treasurer, California
corestream
KINECTA
RPA Retirement Planners & Administrators

ubiquity retirement + savings
Payroll systems
Plan Design Consultants
Grinkmeyer Leonard Financial
Plan Sponsor Consultants, a Michael M. Kane Company
Blueway Financial Partners of Raymond James

Empower Retirement
TriNet Ambitions Realized
limeade
Morningstar
Vestwell
Johnson+Sterling

Beacon Pointe
Advantage Payroll Services
Insperity Inspiring Business Performance
Pacific Portfolio
Associated Pension Consultants, Inc.
Associated HCM

SaveDay
Honest Dollar
Oriole 401(K)
Retirement Planology
Paris International
SenseFinancial.com

PPA Professional Plan Administrators
PayDay Workforce Solutions
Cambridge Financial Partners, LLC.
Cafaro Greenleaf
Manhattan Ridge Advisors Objective Financial Advice
SEIA

Our goal is to reach 20+ million 401(k) plan participants.

EvoShare does not currently have any agreement with the above mentioned companies. This slide reflects management's current views with respect to future channel partners based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Leadership & Team



Eugeny Prudchyenko,
CEO & Co-founder

Entrepreneur with experience in various industries. He also holds a Master's Degree in Physical Sciences.



Dan Tseytlonok,
CTO & Co-founder

15 years of experience leading software development projects for companies such as General Motors and Lighthouse. He is also a certified PMP and Scrum Master, and holds a Master's Degree in Physics and Computer Science.



Robert Warner,
CFO

Former CFO at American Card Services, Inc. (ACSJ), a payment solutions company he had raised capital for.



David Stofer,
Board Member and Investor

Founder & President of Mariner Retirement Advisors.($3B in AUM) He was named one of the most successful and influential retirement plan advisors in the nation by Plan Sponsor Magazine, The 401kWire, and the Financial Times.



Jose Anaya*
Director of Strategic Partnerships



Laura Donnell*
Web Designer



Igor Coshevoi*
Software Architect



Grigorii Khait*
Senior Developer



Igor Padirin*
Web Developer



Oksana Chynchenko*
QA Engineer



Dmytro Teterya*
QA Engineer

*These team members are currently consultants in the company and do not have full-time employment agreements.

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Advisors

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Gary Jinks



Founder & Managing Director, South Valley Angels

Helped launch over 150 startups, mentored over 300 global companies, and developed workshops to over 1,000 entrepreneurs worldwide

Mentored at Santa Clara University, Draper University, Arizona State University, and College of San Mateo

John Ricci



Managing Director of US Angels and FundOn Accelerator

Advisor to more than a dozen technology and healthcare companies

Former co-founder of JMC Telecom (prepaid phone cards) and SupplyMasters Systems (software)

Harvard Business School Arthur Sachs Fellow

David Shvarts



Over 7 years of Angel investing activity

30 years of experience developing DSP algorithms licensed to Telecom industries such as Alcatel, Nortel, and Texas Instruments

IP Development expert

Jim Martinez



Over 25 years of experience as a senior financial executive.

Founder of Cfares, which was sold to Mondee Inc.

CFO with Verical Inc, which was sold to Arrow Electronics

Held multiple senior management positions at PLX Technologies (PLXT NASDAQ)

MBA and BS in Business administration

Eric Milliken



Principal at Sutter Law

Served as the Executive Vice President of Soltech Solar

Compliance Officer at Centurion Alliance

Experience working in all aspects of businesses, from formation, business development, funding negotiations, SEC compliance, contract negotiations and legal services

EXHIBIT E
Video Transcript

This is Emma. Emma has a 401k plan with her employer but is not saving enough for retirement. Emma is one of 75% of American workers with below average retirement savings. With the rise in life expectancy and cost of living, Emma is concerned about not having enough money upon retirement. And she cannot afford to save more because she only has one source of money per paycheck. Emma has to pay for many things: rent, groceries, car, loans, and student loans, to name a few. In the end Emma is left with very little from her paycheck for her retirement. This is causing ongoing stress not only in her personal life but also at work. Like Emma, 67 percent of Millennials say financial stress overtakes their ability to focus and be productive at work. Emma's employer is hurting from this and needs to take action. For a long time, her employer has tried to help by providing financial education, but it is not easy to change spending habits. Now Emma's employer can help by not only educating employees but also leveraging their everyday spending with EvoShare. EvoShare enables Emma to receive cashback on daily purchases at thousands of businesses. Whether it be shopping online or dining with friends at her favorite restaurants. EvoShare then converts Emma's cashback earnings automatically into additional 401k contributions through its proprietary process. Now, Emma has two sources of money for her retirement plan her paycheck earnings and her daily spending. Just like Emma, her co-workers also grow their 401k savings by shopping as usual. They all gain more peace of mind about their financial future and are more focused and productive at work. In addition Emma's employer experiences greater employee engagement and retention, increase in plan participation and contributions, and consequently improves ADP ACP test compliance. EvoShare's goal is to help each employee save an additional $1,000 per year towards his or her retirement plan. Get in touch to learn how we can make this possible for you and your team.